August 1, 2005

Via US Mail and Facsimile

Mr. Zha Zianping
Chief Financial Officer
Brilliance China Automotive Holdings Limited
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong

Re: Brilliance China Automotive Holdings Limited
Form 20-F for the year ended December 31, 2004
Commission File Number: 001-11412

Dear Mr. Zianping:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Table of Contractual Obligations, page 41
1. We note that you have included only unconditional purchase obligations and operating lease payments in your table of contractual obligations, but you issued convertible bonds in

November 2003 that have not yet been redeemed. Please revise your table of contractual obligations to include the principal amount of the convertible bonds issued in November 2003 as well as the total interest to be accrued over the remaining term. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation of total interest. See Section IV.A of FR-72 for guidance.

2. It appears you have other debt obligations, such as bank notes payable and notes payable to affiliated companies, that should be included (along with related interest) in your table of contractual obligations. Please revise, as appropriate.

Note 3 – Summary of Significant Accounting Policies

(d) Inventories, page F-14
3. We note from your policy discussion here and elsewhere in your filing that you provide and allowance for excess and obsolete inventory. Supplementally explain to us and expand your disclosure in future filings to include how you identify excess or obsolete inventory.

4. As a related matter, we note from your statement of cash flows presented on page F-7 that it appears you have sold a material amount of previously reserved inventory. Supplementally explain the facts and circumstances surrounding the initial recognition of a reserve on this inventory as well those surrounding the sale of such inventory during 2004.

Note 11 – Property, Plant, and Equipment, page F-29

5. We note that you have recognized an impairment of RMB 10 million on property, plant, and equipment. In this regard, please revise your disclosure to include the disclosures required by paragraph 26 of SFAS 144.

Note 12 - Intangible Assets, page F-30

6. We note that from your disclosure on page F-14 that purchased intangible assets with finite lives are amortized over a period of 7 years. We also note from your disclosure in Note 12 on page F-31 that two major intangible asset classes comprise your balance: sedan design rights and component and parts technology rights. Please revise your disclosure to present the items required by paragraph 44 of SFAS 142 for each of these major intangible asset classes.

7. As a related matter, supplementally explain to us how the impairment of the intangible assets related to the Zhonghua sedan has affected your assessment of their estimated economic lives. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions or any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief